                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)(1)


                          DATA BROADCASTING CORPORATION
                          -----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   237-596-101
                                 --------------
                                 (CUSIP Number)


                               ALAN I. ANNEX, ESQ.
                           CAMHY KARLINSKY & STEIN LLP
                                  1740 BROADWAY
                          NEW YORK, NEW YORK 10019-4315
                                 (212) 977-6600
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  JANUARY 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 2 of 10 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS   Allan R. Tessler
      |
      |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
      |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2     |                                                                (a) |X|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United States
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |     233,333 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     1,528,545 shares
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     233,333 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     1,528,545 shares
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |     1,762,892 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     5.09%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 3 of 10 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS   Frances G. Tessler
      |
      |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
      |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2     |                                                                (a) |X|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United States
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |     -0-
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     1,528,545 shares
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     1,528,545 shares
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |     1,528,545 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     4.44%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 4 of 10 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS   Tessler Family Limited Partnership
      |
      |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
      |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2     |                                                                (a) |X|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Colorado
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |     545,000 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |    -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     545,000 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |     545,000 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     1.58%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 5 of 10 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS   ART/FGT Family Partners Ltd.
      |
      |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
      |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2     |                                                                (a) |X|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Colorado
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |     983,545 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     983,545 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |     983,545 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     2.86%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 6 of 10 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSONS   Tessler FMC, LLC
      |
      |      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
      |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2     |                                                                (a) |X|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Colorado
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |     1,528,545 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     1,528,545 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |     1,528,545 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     4.44%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 6 TO SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 7 of 10 Pages
-------------------------                             --------------------------

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity security to which this Statement relates is the Common Stock, $.01 par value per share (the "Common Stock"), of Data Broadcasting Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 3490 Clubhouse Drive, Wilson, Wyoming 83014.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is a joint filing on behalf of Allan R. Tessler, his wife Frances G. Tessler, Tessler Family Limited Partnership, a Colorado limited partnership ("TFLP"), and ART/FGT Family Partners Limited, a Colorado limited partnership ("AFPL") (collectively, the "Reporting Persons"), and constitutes Amendment No. 6 to the statement on Schedule 13D dated July 6, 1992, filed by Mr. Tessler, relating to the Common Stock. The Reporting Persons are making this filing because they may by deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), and as such, each of the Reporting Persons may be deemed to have beneficial ownership of the Common Stock owned by each of the other Reporting Persons.

     Mr. Tessler initially purchased Common Stock contemporaneously with a purchase of Common Stock by Alan J. Hirschfield, and a joint filing was made on their behalf in the initial Schedule 13D. The existence of a group between Messrs. Tessler and Hirschfield, however, was expressly disclaimed in Amendment No. 1, and neither that amendment nor any subsequent amendment, including this Amendment No. 6, was or is made as a joint filing with respect to Messrs. Tessler and Hirschfield. There is no change in the information set forth in any Item of the Schedule 13D, as amended by Amendments No. 1, 2, 3, 4, and 5, except as set forth herein.

     Information with respect to each of the Reporting Persons is set forth below. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person, and no Reporting Person is responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons.

     Allan R. Tessler is an individual with a business address at 3490 Clubhouse Drive, Wilson, Wyoming 83014. His present principal occupation or employment is Co-Chief Executive Officer and Co-Chairman of the Board of Directors of the Company, a corporation which provides stock market quotation and other specialized market data services, and has an address at 3490 Clubhouse Drive, Wilson, Wyoming 83014.

     Frances G. Tessler is an individual with a business address at 1100 Pine Siskin, P.O. Box 9205, Jackson, Wyoming 83001. Her present principal occupation or employment is financial consultant for Salomon Smith Barney, a securities and investment banking firm with an address at 767 5th Avenue, New York, New York 10153.

     The address of the principal business and principal offices of TFLP and AFPL is 4020 Moose-Wilson Road, P.O. Box 11749, Jackson, Wyoming 83002. TFLP and AFPL are family limited partnerships that manage the investments and family assets of Mr. and Mrs. Tessler. Tessler FMC, LLC (the "LLC"), a Colorado limited liability company with its principal offices and its principal business operations located at 4020 Moose-Wilson Road, P.O. Box 11749, Jackson, Wyoming 83002, serves as the general partner of TFLP and AFPL. Mr. and Mrs. Tessler each own a 50% membership interest in the LLC.

     During the last five years, none of Mr. Tessler, Mrs. Tessler, TFLP, AFPL or the LLC has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. and Mrs. Tessler are each citizens of the United States of America.

                        AMENDMENT NO. 6 TO SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 8 of 10 Pages
-------------------------                             --------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This filing does not involve any purchase by the Reporting Persons or the LLC, but is occasioned solely by virtue of the sale of shares by AFPL as described below.

ITEM 4. PURPOSE OF TRANSACTION.

     On June 25, 1998, Mr. Tessler transferred 545,000 and 983,545 shares of Common Stock to TFLP and AFPL, respectively. The purpose of the transactions was to provide for the management and investment of such Common Stock by family limited partnerships for the benefit of Mr. and Mrs. Tessler.

     In December, 1998 and January, 1999, AFPL sold 550,000 shares of Common Stock in the open market at various prices. In November, 1998 and December, 1998, AFPL gifted 150,000 and 2,500 shares of Common Stock to Cornell University and The Hudson Institute, respectively.

     Except as set forth above, none of the Reporting Persons or the LLC has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Mr. Tessler is the record owner of 1,014 shares of Common Stock. Mr. Tessler is deemed to be the beneficial owner of an additional 233,333 shares of Common Stock which he is entitled to purchase pursuant to presently exercisable options, and may be deemed to be the beneficial owner of 545,000 shares of Common Stock owned of record by TFLP and 983,545 shares of Common Stock owned of record by AFPL. The aggregate number of shares of Common Stock that Mr. Tessler may be deemed to own beneficially is 1,762,892 and represents approximately 5.09% of the outstanding Common Stock of the Company, as calculated pursuant to Rule 13d-3 promulgated under the Act. Mrs. Tessler may be deemed to be the beneficial owner of 1,528,545 (4.44%) shares of Common Stock of the Company, of which 545,000 (1.58%) and 983,545 (2.86%) are owned of record by TFLP and AFPL, respectively. The LLC may be deemed to be the beneficial owner of 1,528,545 (4.44%) shares of Common Stock of the Company owned of record by TFLP and AFPL.

     Mr. and Mrs. Tessler may be deemed to share the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock owned of record by AFPL and by TFLP, as equal owners of the membership interests in the LLC, the general partner of each of AFPL and TFLP. Each of Mr. and Mrs. Tessler disclaims, pursuant to Rule 13d-4 promulgated under the Act, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Statement, other than such shares of Common Stock as he or she owns of record, or may be deemed to own by reason of his or her interest as a general partner, or equity owner thereof, in the various partnerships described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

     (c) Except as set forth in Item 4 above, no transaction in the issued and outstanding shares of the Company by any of the Reporting Persons or the LLC has been effected during the past 60 days.

     (d) None of the Reporting Persons or the LLC knows of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above, except that with respect to the shares of Common Stock owned by AFPL and TFLP, the LLC, as general partner of each of AFPL and TFLP, has the right to direct dividends and receive the proceeds of such shares. Mr. and Mrs. Tessler do not have dispositive power over such shares, except to the extent of their interests in the LLC.

                        AMENDMENT NO. 6 TO SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                         Page 9 of 10 Pages
-------------------------                             --------------------------

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Joint Filing Agreement among the Reporting Persons.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 24, 1999                      /s/ Allan R. Tessler
                                       -----------------------------------------
                                       ALLAN R. TESSLER


November 24, 1999                      /s/ Frances G. Tessler
                                       -----------------------------------------
                                       FRANCES G. TESSLER


                                       TESSLER FAMILY LIMITED PARTNERSHIP

                                       By: TESSLER FMC, LLC, its general partner


November 24, 1999                      By: /s/ Allan R. Tessler
                                       -----------------------------------------
                                       Allan R. Tessler
                                       Member


                                       ART/FGT FAMILY PARTNERS LIMITED


November 24, 1999                      By: /s/ Allan R. Tessler
                                       -----------------------------------------
                                       Allan R. Tessler
                                       General Partner


                                       TESSLER FMC, LLC


November 24, 1999                      By: /s/ Allan R. Tessler
                                       -----------------------------------------
                                       Allan R. Tessler
                                       Manager

                        AMENDMENT NO. 6 TO SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 237-596-101                                        Page 10 of 10 Pages
-------------------------                             --------------------------

                                    Exhibit A

                             Rule 13d-1(f) AGREEMENT

     The undersigned (together, the "Reporting Persons"), on this 24th day of November, 1999, do hereby agree and consent to the joint filing of this Schedule 13D on behalf of each of the Reporting Persons, in connection with their beneficial ownership of the common stock, par value $.01 per share, of Data Broadcasting Corporation. This Agreement may be executed in one or more counterparts, all of which, when taken together, will be deemed to constitute one and the same Agreement.


November 24, 1999                      /s/ Allan R. Tessler
                                       -----------------------------------------
                                       ALLAN R. TESSLER


November 24, 1999                      /s/ Frances G. Tessler
                                       -----------------------------------------
                                       FRANCES G. TESSLER


                                       TESSLER FAMILY LIMITED PARTNERSHIP

                                       By: TESSLER FMC, LLC, its general partner

November 24, 1999                      By: /s/ Allan R. Tessler
                                       -----------------------------------------
                                       Allan R. Tessler
                                       Member


                                       ART/FGT FAMILY PARTNERS LIMITED


November 24, 1999                      By: /s/ Allan R. Tessler
                                       -----------------------------------------
                                       Allan R. Tessler
                                       General Partner


                                       TESSLER FMC, LLC


November 24, 1999                      By: /s/ Allan R. Tessler
                                       -----------------------------------------
                                       Allan R. Tessler
                                       Manager